Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Dated February 5, 2014

Relating to Preliminary Prospectus Dated January 24, 2014

Registration Statement No. 333-193158

Registration Statement No. 333-193757

5,400,000 Ordinary Shares

Pricing Term Sheet

Ordinary shares offered	5,400,000 ordinary shares

Underwriters’ option	810,000 ordinary shares

Initial public offering price	$17.00 per ordinary share

Net Proceeds

We estimate that the net proceeds from our issuance and sale of 5,400,000 ordinary shares in this offering will be approximately $81.9 million, based on the initial public offering price of $17.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares, we estimate that the net proceeds from this offering will be approximately $94.7 million.

NASDAQ Global Select Market Symbol	QURE

Potential purchase by Existing Principal Shareholders

Certain of our existing shareholders have indicated an interest in purchasing an aggregate of 1,239,706 ordinary shares in this offering at the initial public offering price, for an aggregate purchase price of approximately $21.1 million, including the following principal existing shareholders: Forbion: approximately $1.0 million or 58,823 ordinary shares; Gilde: approximately $1.35 million or 79,412 ordinary shares, and Coller: approximately $17.5 million or 1,029,412 ordinary shares. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may determine to purchase fewer shares than they indicate an interest in purchasing or not to purchase any shares in this offering.

As Adjusted Financial Data

Giving effect to this offering, as well as the receipt of approximately €16 thousand in connection with option exercises in November 2013, our as adjusted balance sheet data as of September 30, 2013 would have been as follows (in thousands):

	Cash and cash equivalents	€92,667
	Total debt	8,456
	Shareholders’ equity:
	Ordinary shares	879
	Share premium	204,712
	Other reserves	5,924
	Accumulated deficit	(138,953)
	Total shareholders’ equity	72,562
	Total capitalization	€81,018

Dilution

Giving effect to this offering, our pro forma net tangible book value as of September 30, 2013 would have been $88.8 million, or $5.05 per ordinary share, giving effect to the 5-for-1 consolidation of our ordinary shares effected on January 31, 2014. This represents an immediate increase in pro forma net tangible book value per share of $4.55 to existing shareholders and immediate dilution of $11.95 in pro forma net tangible book value per ordinary share to new investors purchasing ordinary shares in this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 12th Floor, New York, NY 10022, or by email at Prospectus_Department@Jefferies.com, or by phone at 877-547-6340; or from Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, or by email at

Syndicate@Leerink.com, or by phone at 800-808-7525.